EXHIBIT 4


                           MEMORANDUM OF UNDERSTANDING

      This MEMORANDUM OF UNDERSTANDING, dated as of May 25, 2007 (this "MOU") is made by and between (1) Portfolio Logic LLC, a Delaware limited liability company ("Portfolio Logic"), and (2) The D3 Family Fund, L.P., The DIII Offshore Fund, L.P., The D3 Family Bulldog Fund L.P., Nierenberg Investment Management Company, Inc., and Nierenberg Investment Management Offshore Inc. (collectively, the "D3 Entities"), and David Nierenberg ("Mr. Nierenberg" and, collectively with the D3 Entities, the "D3 Parties").

      WHEREAS, as of the date hereof, Portfolio Logic beneficially owns 1,090,918 shares of common stock of Pediatric Services of America, Inc., a Delaware corporation ("PSAI"), representing approximately 14.4% of the issued and outstanding common stock of PSAI;

      WHEREAS, as of the date hereof, the D3 Entities beneficially own in the aggregate 1,453,444 shares of PSAI common stock, representing approximately 19.2% of the issued and outstanding PSAI common stock;

      WHEREAS, Mr. Nierenberg is the President of the corporate general partners of the other D3 Entities and as such, is authorized to enter into this MOU on behalf of all the D3 Entities;

      WHEREAS, on April 25, 2007, Portfolio Logic entered into an Agreement and Plan of Merger, dated as of April 25, 2007 (the "Merger Agreement"), among PSAI, Portfolio Logic and Pointer Acquisition Co., Inc., a wholly-owned subsidiary of Portfolio Logic ("Merger Sub"), providing for the acquisition by Portfolio Logic of all of the issued and outstanding common stock of PSAI not owned by Portfolio Logic at a price of $16.25 per share (the "Merger Consideration") pursuant to a merger of Merger Sub with and into PSAI (the "Merger") on the terms and subject to the conditions set forth in the Merger Agreement; and

       WHEREAS, (a) on April 25, 2007, the Board of Directors of PSAI approved the Merger Agreement, the transactions contemplated by the Merger Agreement and the Exempted Transactions (as defined below) for purposes of the provisions of
Section 203 of the General Corporation Law of the State of Delaware, with the intent that none of the foregoing should be subject to the requirements of said
Section 203, (b) as of April 25, 2007, PSAI and Mellon Shareholder Services LLC, as Rights Agent, entered into the Second Amendment (the "Second Amendment to the Rights Agreement") to PSAI's Rights Agreement, dated as of September 22, 1998,
(c) on April 29, 2007, PSAI and the D3 Entities entered into the First Amendment (the "First Amendment to the Standstill Agreement") to the Standstill Agreement, dated as of February 18, 2005, among PSAI, certain of the D3 Parties and certain affiliated entities, and (d) the Second Amendment to the Rights Agreement and the First Amendment to the Standstill Agreement permit the D3 Parties to engage in discussions and negotiations with Portfolio Logic regarding their possible participation in the transactions contemplated by the Merger Agreement (through, among other things, equity investment or contribution of their shares of PSAI common stock and possible participation in the governance of PSAI following the Merger), as well as to reach, and if reached to effectuate, agreements, arrangements and understandings with Portfolio Logic regarding such possible participation, as well as certain related activities (the activities permitted by the Second Amendment to the Rights Agreement and the First Amendment to the Standstill Agreement being referred to therein and herein as the "Exempted Transactions").


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

      NOW THEREFORE, the parties have reached the following understandings:

      1.  Prior to the closing of the Merger (the "Closing"):

            (a) Portfolio Logic will form a Delaware corporation ("Newco") and will assign to Newco all of Portfolio's Logic's rights under the Merger Agreement pursuant to Section 9.7 thereof;

            (b) The D3 Entities will collectively contribute to Newco shares of PSAI common stock having an aggregate value of not less than $18 million and not more than $24 million (collectively, the "D3 Contribution"), the precise amount of the D3 Contribution to be agreed upon by the parties; and

            (c) in exchange for the D3 Contribution, Portfolio Logic will cause Newco to issue to each D3 Entity making a portion of the D3 Contribution a number of shares of common stock of Newco equal to the product of (i) the number of issued and outstanding shares of common stock of Newco and (ii) a fraction the numerator of which is the D3 Contribution of such D3 Entity and the denominator of which is the sum of (x) the aggregate D3 Contribution and (y) the amount contributed by Portfolio Logic to Newco in cash and shares of PSAI common stock (which shall include all the shares of PSAI common stock beneficially owned by Portfolio Logic immediately prior to the Closing and an amount of cash sufficient to result in the aggregate value of the shares of PSAI common stock and cash contributed by Portfolio Logic exceeding the aggregate value of the D3 Contribution so that Portfolio Logic will own a majority of the total shares of common stock of Newco outstanding immediately after the consummation of the transactions contemplated by this Section 1).

      For purposes of the foregoing, all shares of PSAI common stock contributed by Portfolio Logic and the D3 Entities to Newco will be valued at the Merger Price.

      2. Prior to the Closing, Portfolio Logic and the D3 Entities will enter into a shareholders agreement that will provide for:

            (a) Mr. Nierenberg to be elected as a member of the board of directors of PSAI and Newco immediately following the Closing;

            (b) each of Portfolio Logic and the D3 Entities to have customary registration rights with respect to their shares of Newco following the Closing; and

            (c) such other terms as the parties may agree and that are reasonable and customary in the circumstances.

      3. The parties will cooperate reasonably and in good faith with the aim of consummating the transactions contemplated by this MOU on a timeline consistent with the consummation of the Merger.

      4. This MOU reflects the intentions of the parties, but is not intended to, and does not, constitute a legally binding contract. No party will be subject to any legally binding obligation with respect to the matters described herein until the execution and delivery by such parties of one or more definitive written agreements relating to such matters, which agreements the parties will negotiate in good faith.


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      IN WITNESS WHEREOF, the undersigned have duly executed and delivered this
MOU as of the date first above written.



                                PORTFOLIO LOGIC LLC

                                By:  Portfolio Logic Management LLC,
                                     its Manager


                                By:  /s/ Jeffrey D. Zients
                                     -------------------------------------------
                                     Name:  Jeffrey D. Zients
                                     Title: Manager



                                DAVID NIERENBERG


                                /s/ David Nierenberg
                                ------------------------------------------------
                                   In his individual capacity and as authorized
                                   signatory for the D3 Entities


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